As filed with the Securities and Exchange Commission on September 28, 2015
================================================================================
                                                    1933 Act File No. 333-205681
                                                     1940 Act File No. 811-23072


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2

(Check appropriate box or boxes)

[ ]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]  Pre-Effective Amendment No. _
[X]  Post-Effective Amendment No. 1

and

[ ]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]  Amendment No. 7

                 First Trust Dynamic Europe Equity Income Fund
         Exact Name of Registrant as Specified in Declaration of Trust

           120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

                                 (630) 765-8000
               Registrant's Telephone Number, including Area Code

                             W. Scott Jardine, Esq.
                          First Trust Portfolios L.P.
                       120 East Liberty Drive, Suite 400
                            Wheaton, Illinois 60187

 Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

                          Copies of Communications to:

        Eric F. Fess, Esq.                      Michael K. Hoffman, Esq.
      Chapman and Cutler LLP            Skadden, Arps, Slate, Meagher & Flom LLP
      111 West Monroe Street                         4 Times Square
     Chicago, Illinois 60603                    New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement

---------------
If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [ ]

      This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

      This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-205681) of First Trust Dynamic Europe Equity Income Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

                           PART C - OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1. Financial Statements:

      Financial Statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the Investment Company Act of 1940 were filed with Pre-effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-205681).

2. Exhibits:

a.1   Declaration of Trust dated May 11, 2015. (1)

a.2   Amendment to Declaration of Trust dated June 25, 2015. (1)

a.3   Amendment to Declaration of Trust dated August 20, 2015. (3)

b.    By-Laws of Fund. (4)

c.    None.

d.    None.

e.    Terms and Conditions of the Dividend Reinvestment Plan. (4)

f.    None.

g.1 Form of Investment Management Agreement between Registrant and First Trust Advisors L.P. (4)

g.2 Form of Sub-Advisory Agreement between Registrant, First Trust Advisors L.P. and Henderson Global Investors (North America) Inc. (4)

g.3 Form of Sub-Sub-Advisory Agreement between Registrant, First Trust Advisors L.P., Henderson Global Investors (North America) Inc. and Henderson Investment Management Limited. (4)

h.1   Form of Underwriting Agreement. (4)

h.2   Form of Master Agreement Among Underwriters. (4)

h.3   Form of Master Selected Dealers Agreement. (4)

i.    None.

j.    Form of Custodian Services Agreement between Registrant and Fund
      Custodian. (4)

k.1 Form of Transfer Agency Services Agreement between Registrant and Fund Transfer Agent. (4)

k.2   Form of Administrative Agency Agreement. (4)

k.3   Form of Structuring Fee Agreement with Wells Fargo Securities, LLC. (4)

k.4.  Form of Structuring Fee Agreement with Morgan Stanley & Co. LLC. (4)

k.5.  Form of Structuring Fee Agreement with UBS Securities LLC. (4)

k.6.  Form of Structuring Fee Agreement with RBC Capital Markets, LLC. (4)

k.7.  Form of Fee Agreement with qualifying underwriters. (4)

k.8   Form of Fee Agreement with Stifel, Nicolaus & Company, Incorporated. (5)

k.9   Form of Fee Agreement with Ladenburg Thalmann & Co. Inc. (5)

k.10  Form of Fee Agreement with Oppenheimer & Co. Inc. (5)

k.11  Form of Fee Agreement with J.J.B. Hilliard, W.L. Lyons, LLC. (5)

k.12  Form of Fee Agreement with Maxim Group LLC. (5)

k.13  Form of Fee Agreement with Pershing LLC. (5)

l.1   Opinion and consent of Chapman and Cutler LLP. (4)

l.2   Opinion and consent of Morgan, Lewis & Bockius LLP. (4)

m.    None.

n.    Consent of Independent Registered Public Accounting Firm. (4)

o.    None.

p.    Subscription Agreement between Registrant and First Trust Advisors L.P.
      (4)

q.    None.

r.1   Code of Ethics of Registrant. (4)

r.2   Code of Ethics of First Trust Portfolios L.P. (4)

r.3   Code of Ethics of First Trust Advisors L.P. (4)

r.4   Code of Ethics of Henderson Global Investors (North America) Inc. (4)

r.5   Code of Ethics of Henderson Investment Management Limited. (4)

s.1 Powers of Attorney for Richard E. Erickson, Thomas R. Kadlec, Robert F. Keith and Niel B. Nielson. (2)

s.2   Power of Attorney for James A. Bowen. (3)

--------------------------------------------------------------------------------

(1) Filed on July 15, 2015 in Registrant's Registration Statement on Form N-2 (File No. 333-205681) and incorporated herein by reference.

(2) Filed on August 20, 2015 in Pre-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-205681) and incorporated herein by reference.

(3) Filed on August 27, 2015 in Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (File No. 333-205681) and incorporated herein by reference.

(4) Filed on September 23, 2015 in Pre-Effective Amendment No. 5 to Registrant's Registration Statement on Form N-2 (File No. 333-205681) and incorporated herein by reference.

(5)   Filed herewith.

--------------------------------------------------------------------------------

Item 26: Marketing Arrangements

      See the Form of Underwriting Agreement, the Form of Master Agreement Among Underwriters, the Form of Master Selected Dealers Agreement, the Form of Structuring Fee Agreement with Wells Fargo Securities, LLC, the Form of Structuring Fee Agreement with Morgan Stanley & Co. LLC, the Form of Structuring Fee Agreement with UBS Securities LLC, the Form of Structuring Fee Agreement with RBC Capital Markets, LLC, and the Form of Fee Agreement with qualifying underwriters filed as Exhibit (h)(1), Exhibit (h)(2), Exhibit (h)(3), Exhibit
(k)(3), Exhibit (k)(4), Exhibit (k)(5), Exhibit (k)(6) and Exhibit (k)(7), respectively, in Pre-Effective Amendment No. 5 to Registrant's Registration Statement on Form N-2 (File No. 333-205681).

      See the Form of Fee Agreement with Stifel, Nicolaus & Company, Incorporated, the Form of Fee Agreement with Ladenburg Thalmann & Co. Inc., the Form of Fee Agreement with Oppenheimer & Co. Inc., the Form of Fee Agreement with J.J.B. Hilliard, W.L. Lyons, LLC, the Form of Fee Agreement with Maxim Group LLC and the Form of Fee Agreement with Pershing LLC filed as Exhibit
(k)(8), Exhibit (k)(9), Exhibit (k)(10), Exhibit (k)(11), Exhibit (k)(12) and Exhibit (k)(13), respectively to this Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-205681).


Item 27:  Other Expenses of Issuance and Distribution

---------------------------------------------------------- ---------------------
Securities and Exchange Commission Fees                           $  44,098
---------------------------------------------------------- ---------------------
Financial Industry Regulatory Authority, Inc. Fees                $  57,425
---------------------------------------------------------- ---------------------
Printing and Engraving Expenses                                   $  79,000
---------------------------------------------------------- ---------------------
Legal Fees                                                        $ 450,000
---------------------------------------------------------- ---------------------
Listing Fees                                                      $  30,000
---------------------------------------------------------- ---------------------
Accounting Expenses                                               $  17,000
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


---------------------------------------------------------- ---------------------
Blue Sky Filing Fees and Expenses                                 $      --
---------------------------------------------------------- ---------------------
Miscellaneous Expenses                                            $  30,477
---------------------------------------------------------- ---------------------
Total                                                             $ 708,000
---------------------------------------------------------- ---------------------


Item 28: Persons Controlled by or under Common Control with Registrant

      Not applicable.

Item 29:  Number of Holders of Securities

      At September 28, 2015

------------------------------------------------------- ------------------------
Title of Class                                          Number of Record Holders
------------------------------------------------------- ------------------------
Common Shares, $0.01 par value                          1
------------------------------------------------------- ------------------------

Item 30: Indemnification

Section 9.5 of the Registrant's Declaration of Trust provides as follows:

      Indemnification and Advancement of Expenses. Subject to the exceptions and limitations contained in this Section 9.5, every person who is, or has been, a Trustee, officer or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

      No indemnification shall be provided hereunder to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

      The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

      Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.5 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 9.5.

      To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

As used in this Section 9.5, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, demands, actions, suits, investigations, regulatory inquiries, proceedings or any other occurrence of a similar nature, whether actual or threatened and whether civil, criminal, administrative or other, including appeals, and the words "liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

      Section 6 of the Underwriting Agreement, filed as Exhibit h.1 to this Registration Statement, provides for each of the parties thereto, including the Registrant and the underwriters, to indemnify the others, their directors, officers, employees, agents and persons who control them against certain liabilities in connection with the offering described therein, including liabilities under the federal securities laws.

Item 31: Business and Other Connections of Investment Advisers

The information in the Statement of Additional Information under the captions "Management of the Fund - Trustees and Officers" and "Sub-Advisor and Sub-Sub-Advisor," and the Form ADV of Henderson Global Investors (North America) Inc. (File No. 801-47202) and Form ADV of Henderson Investment Management Limited (File No. 801-55577 filed with the Commission are hereby incorporated by reference.

Item 32: Location of Accounts and Records.

First Trust Advisors L.P. maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant, all advisory material of the investment adviser, all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1. Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.      Not applicable.

3.      Not applicable.

4.      Not applicable.

5.      The Registrant undertakes that:

a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Wheaton, and State of Illinois, on the 28th day of September, 2015

                                           FIRST TRUST DYNAMIC EUROPE
                                           EQUITY INCOME FUND

                                           By:   /s/ Mark R. Bradley
                                               ---------------------------------
                                                Mark R. Bradley, President and
                                                Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


----------------------  ------------------------------  ------------------------
Signature               Title                           Date
----------------------  ------------------------------  ------------------------

/s/ Mark R. Bradley     President and Chief Executive
--------------------    Officer                         September 28, 2015
    Mark R. Bradley     (Principal Executive Officer)
----------------------  ------------------------------  ------------------------
                        Chief Financial Officer,
/s/ James M. Dykas      Chief Accounting Officer
--------------------    and Treasurer                   September 28, 2015
    James M. Dykas      (Principal Financial
                        and Accounting Officer)
----------------------  ------------------------------  ------------------------
                        Chairman of the Board
James A. Bowen(1)       and Trustee                  )
----------------------  ------------------------------
Richard E. Erickson(2)  Trustee                      )  By: /s/ W. Scott Jardine
----------------------  ------------------------------      --------------------
Thomas R. Kadlec(2)     Trustee                      )      W. Scott Jardine
----------------------  ------------------------------      Attorney-In-Fact
Robert F. Keith(2)      Trustee                      )      September 28, 2015
----------------------  ------------------------------
Niel B. Nielson(2)      Trustee                      )
----------------------  ------------------------------  ------------------------

---------------
(1) Original power of attorney authorizing Mark R. Bradley, W. Scott Jardine, Kristi A. Maher and Eric F. Fess to execute Registrant's Registration Statement, and Amendments thereto, for James A. Bowen, a trustee of the Registrant on whose behalf this Registration Statement is filed, was previously executed and filed on August 27, 2015 as Exhibit s.2 to the Registrant's Registration Statement on Form N-2 (File No. 333-205681).

(2) Original powers of attorney authorizing James A. Bowen, Mark R. Bradley, W. Scott Jardine, Kristi A. Maher and Eric F. Fess to execute Registrant's Registration Statement, and Amendments thereto, for Richard E. Erickson, Thomas
R. Kadlec, Robert F. Keith and Niel B. Nielson, trustees of the Registrant on whose behalf this Registration Statement is filed, were previously executed and filed on August 20, 2015 as Exhibit s.1 to the Registrant's Registration Statement on Form N-2 (File No. 333-205681).

                               INDEX TO EXHIBITS

k.8   Form of Fee Agreement with Stifel, Nicolaus & Company, Incorporated.

k.9   Form of Fee Agreement with Ladenburg Thalmann & Co. Inc.

k.10  Form of Fee Agreement with Oppenheimer & Co. Inc.

k.11  Form of Fee Agreement with J.J.B. Hilliard, W.L. Lyons, LLC.

k.12  Form of Fee Agreement with Maxim Group LLC.

k.13  Form of Fee Agreement with Pershing LLC.